Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

82-34

03 NOV 12 7:21

Santos

03037298

Date: Sun 09 Nov 2003 07:17:49 PM EST

To:
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: SANTOS News Release

SUPPL

Number of pages (incl. cover sheet): 3

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

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Santos

www.santos.com

newsrelease

10 November 2003

Successful production test of Casino-3 gas well

Santos Limited, on behalf of the VIC/P44 Joint Venture, announces that it has conducted a successful production test of the Casino-3 well in the offshore Otway Basin.

The production test measured gas flow over the primary reservoir zone encountered in the Casino 3 well to confirm reservoir flow characteristics.

The successful test means that Santos and its joint venturers can now finalise reservoir modelling and commence detailed project engineering with a view to first production in 2006.

The test flowed at the maximum choke-constrained rate of 1.25 million cubic metres per day (45 million standard cubic feet per day) through a 25.4 millimetre (one inch) choke at a well head tubing pressure of 126,856 kilopascals (1,840 pounds per square inch). The test was conducted over the interval 2,004 to 2,013 metres.

"This is a promising result consistent with the core and log data collected in the well and our predrill expectations. This is a key milestone in the future development of the Casino gas field," said Santos Managing Director, Mr John Ellice-Flint.

The successful production test follows on from the earlier announcement that Casino-3 had intersected a 20-metre net gas column in the target Waarre sandstone and that a single gas pool connects Casino-3 with the previously drilled Casino-2 well.

The well will be being plugged and abandoned as planned following the completion of testing operations.

Santos and its joint venture partners have already successfully concluded a long-term gas contract with TXU Australia to supply gas from the Casino field. The contract is conditional on the final results of the Casino-3 well and the confirmation of economic reserves for the Casino field and regulatory approvals.

The Casino gas field - first discovered in September 2002 - is located about 29 kilometres south-west of Port Campbell and 250 kilometres south-west of Melbourne. The Casino-3 well is located approximately 3.3 kilometres northeast of Casino-1 and 2.4 kilometres northwest of Casino-2, which both intersected gas bearing Waarre sandstone reservoirs.

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

Participants in the VIC/P44 permit are:

Santos Limited (Operator)	50.0%
Peedamullah Petroleum Pty Ltd (Australian Worldwide Exploration)	25.0%
Mittwell Energy Resources Pty Limited (Mitsui)	25.0%

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982
kathryn.mitchell@santos.com

Investor enquiries:
Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908
mark.kozned@santos.com

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Map attached.

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 NOV 12 7:21

Santos

SUPPL

Date: Tue 11 Nov 2003 06:55:50 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Appendix 3B lodged today with the Austrlaian Stock Exchange

Number of pages (incl. cover sheet): 7

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	75,000
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	As to 25,000 shares at $5.12 per share; and as to 50,000 shares at $3.92 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue consequent upon exercise of 25,000 options granted on 15 June 1999 and 50,000 options granted on 18 April 2000 pursuant to the Santos Executive Share Option Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	12 November 2003

		Number	Class
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	584,161,399	Fully paid ordinary shares.
		3,500,000	Reset convertible preference shares.

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,200	Fully paid ordinary shares allotted to eligible employees pursuant to the Santos Employee Share Purchase Plan.
		144,500	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		122,250	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		5,965,000	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities *NOT APPLICABLE*

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 12 November 2003
Company Secretary

Print name: MICHAEL GEORGE ROBERTS